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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       ROCKWELL MEDICAL TECHNOLOGIES, INC.
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                       (Name of Subject Company (issuer))

                       ROCKWELL MEDICAL TECHNOLOGIES, INC.
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    (Names of Filing Persons (identifying status as offeror, issuer or other person))

   Common Share Purchase Warrants with an exercise price of $4.50 expiring on
                                January 26, 2005
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                         (Title of Class of Securities)


                                  774 374 11 0
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                      (CUSIP Number of Class of Securities)


                                ROBERT L. CHIOINI
                      President and Chief Executive Officer
                       Rockwell Medical Technologies, Inc.
                                30142 Wixom Road
                              Wixom, Michigan 48393
                            Telephone: (248) 960-9009
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     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                               John P. Kanan, Esq.
                      Honigman Miller Schwartz and Cohn LLP
                          2290 First National Building
                          Detroit, Michigan 48226-3506
                            Telephone: (313) 465-7438
                           Telecopier: (313) 465-7439

                            Calculation of Filing Fee

          ----------------------------- -------------------------
          Transaction valuation*            Amount of filing fee

                  $1,776,250                             $209.06
          ----------------------------- -------------------------

*Estimated solely for the purpose of computing the registration fee pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended, based on the value of the Common Share Purchase Warrants with an exercise price of $4.50 expiring January 26, 2006 computed in accordance with Rule 011-(a)(4), based on the average of the high and low sales prices of such Warrants on October 17, 2005, as quoted on The Nasdaq SmallCap Market.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $1,493.32
                  Form or Registration No.: S-4 and SB-2 (file no. 333-127048) Filing Party: Rockwell Medical Technologies, Inc.
                  Date Filed: July 29, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filling is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO
relates to the offer (the "Exchange Offer") by Rockwell Medical Technologies, Inc. (the "Company") to exchange Common Share Purchase Warrants with an exercise price of $3.90 expiring January 26, 2006 of the Company ("New Warrants") for validly tendered and accepted outstanding Common Share Purchase Warrants with an exercise price of $4.50 expiring January 26, 2006 of the Company ("Old Warrants") upon the terms and conditions contained in the prospectus dated October 17, 2005 (the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's registration statement on Form S-4 and Form SB-2 (file no. 333-127048) initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2005, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on September 22, 2005, Amendment No. 2 to the Registration Statement filed with the Commission on October 12, 2005 and Amendment No. 3 to the Registration Statement filed with the Commission on October 17, 2005 (as supplemented and/or amended, the "Registration Statement"), and the prospectus supplement dated November 14, 2005 and filed with the Commission on November 14, 2005, which are incorporated by reference herein.



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Item 12.          Exhibits.

         (a)(1)(i) Prospectus dated October 17, 2005 (incorporated by reference to Part I of the Registration Statement).

         (a)(1)(ii) Letter of Transmittal (incorporated by reference to Exhibit 4.9 of the Registration Statement).

         (a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit 4.11 of the Registration Statement).

         (a)(1)(iv) Letter to Registered Holders (filed with original Issuer Tender Offer Statement on Schedule TO filed on October 20, 2005).

         (a)(1)(v) Letter to Depository Trust Company Participants (filed with original Issuer Tender Offer Statement on Schedule TO filed on October 20, 2005).

         (a)(1)(vi) Letter to Registered Holders and Depository Trust Company Participants.

         (a)(2)            None.

         (a)(3)            None.

         (a)(4)(i) Prospectus dated October 17, 2005 (incorporated by reference to Part I of the Registration Statement).

         (a)(4)(ii) Prospectus Supplement dated November 14, 2005 (incorporated by reference to the Prospectus Supplement dated November 14, 2005 and filed on November 14, 2005).

         (a)(5)            None.

         (b)               None.

         (d) (d)(1) Form of Warrant Agreement the Company, American Stock Transfer & Trust Company, as Warrant Agent, and Mason Hill & Co., Inc. and J.W. Barclay & Co., Inc., as Underwriters, incorporated by reference to
Exhibit 4.1 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(2) Form of Bridge Warrant issued by the Company,
incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(3) Registration Rights Agreement among the
Company and the holders of certain of the Company's Common Share Purchase Warrants, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form SB-2, File No. 333-31991 initially filed on July 27, 1997.

                           (d)(4) Rockwell Medical Technologies, Inc. 1997 Stock
Option Plan (and option agreements issued pursuant to the Plan), incorporated by reference to the Proxy Statement for the Annual Meeting of Shareholders filed on April 21, 2005.

                           (d)(5) Form of Warrant Agreement between the Company
and American Stock Transfer & Trust Company, as Warrant Agent, incorporated by reference to Exhibit 4.7 to the Company Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                           (d)(6) Form of Warrant Exchange Agreement between the
Company and American Stock Transfer & Trust Company, as Exchange Agent , incorporated by reference to Exhibit 4.10 to the Company Registration Statement on Forms SB-2 and S-4 initially filed on July 29, 2005.

                           (d)(7) Common Share Purchase Warrant issued by the
Company to Thomas Anderl (filed with original Issuer Tender Offer Statement on Schedule TO filed on October 20, 2005).

         (g)               None.

         (h) Opinion of Honigman Miller Schwartz and Cohn LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).


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                                    Signature


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Thomas E. Klema
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                                   (Signature)


                    Thomas E. Klema, Chief Financial Officer
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                                (Name and Title)


                               November 14, 2005
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                                     (Date)




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